SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Zoom Telephonics, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
98978K107
(CUSIP Number)
Frank B. Manning 34 ½ Beacon Street, Unit 4S Boston, MA 02108 (617) 939-6826 Phillip J. Flink, Esq. Brown Rudnick One Financial Center, 19th Floor Boston, MA 02109 (617) 856-855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Frank B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,228,273 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,228,273 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,228,273 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 7,500 shares of Common Stock (as defined below) issuable upon exercise of options, which are exercisable within 60 days.

(2)
Percentage of class is calculated based on 23,891,142 shares of common stock, par value $0.01 per share (the “Common Stock”), outstanding as of August 12, 2020, as reported in the Quarterly Report on Form 10-Q filed by Zoom Telephonics, Inc. (the “Issuer”) with the Securities and Exchange Commission (the “SEC”) on August 13, 2020 (the “Form 10-Q”), plus 7,500 shares of Common Stock issuable upon the conversion of stock options held by Frank B. Manning.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Peter R. Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
503,339 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
503,339 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,339 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 75,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC, plus 75,000 shares of Common Stock issuable upon the conversion of stock options held by Peter R. Kramer.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Joseph Donovan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
157,500 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
157,500 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
157,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 75,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC, plus 75,000 shares of Common Stock issuable upon the conversion of stock options held by Joseph Donovan.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Bruce M. Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
380,735 (1)
	8	SHARED VOTING POWER
20,000 (2)
	9	SOLE DISPOSITIVE POWER
380,735 (1)
	10	SHARED DISPOSITIVE POWER
20,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Includes 227,537 shares of Common Stock held by the Bruce M. Kramer Living Trust U/A dated 07/31/1996 for which Mr. Kramer serves as the sole trustee, and 220 shares of Common Stock held by the Patricia Joffee Living Trust U/A dated 06/20/1996 for which Mr. Kramer serves as the sole trustee.

(2)
Consists of shares of Common Stock held by Mr. Kramer’s wife, Elizabeth T. Folsom. Mr. Kramer disclaims beneficial ownership of the Common Stock held by Ms. Folsom.

(3)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Elizabeth T. Folsom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,000
	8	SHARED VOTING POWER
380,735 (1)
	9	SOLE DISPOSITIVE POWER
20,000
	10	SHARED DISPOSITIVE POWER
380,735 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
400,735
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Consists of shares of Common Stock beneficially owned by Ms. Folsom’s husband, Bruce M. Kramer. Ms. Folsom disclaims beneficial ownership of the Common Stock held by Mr. Kramer.

(2)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Terry Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
180,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
180,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

SCHEDULE 13D

CUSIP No.	98978K107

1	NAMES OF REPORTING PERSONS
Rebecca Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
120,673
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
120,673
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
120,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Percentage of class is calculated based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) is being filed by the Reporting Persons (as defined below) and supersedes the Schedule 13G filed with the SEC by Frank B. Manning on February 14, 1997 and all amendments thereto.

Item 1.
Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $0.01 par value per share (the “Common Stock”), of Zoom Telephonics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 225 Franklin Street, Boston, Massachusetts.

Item 2.
Identity and Background.

 This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

1.
Frank B. Manning is a United States citizen. Mr. Manning is retired and serves as a director for the Issuer. Mr. Manning’s address is 34 ½ Beacon Street, Unit 4S, Boston, MA 02108. Mr. Manning is the father of Rebecca Manning and the brother of Terry Manning. Mr. Manning is not a member of the same household as either Rebecca Manning or Terry Manning.

2.
Peter R. Kramer is a United States citizen. Mr. Kramer’s principal occupation is an artist. Mr. Kramer also serves as a director for the Issuer. Mr. Kramer’s address is 1067 Beacon Street, Brookline, MA 02446. Mr. Kramer is the brother of Bruce M. Kramer. Mr. Kramer does not share a household with Bruce M. Kramer.

3.
Joseph Donovan is a United States citizen. Mr. Donovan is retired and serves as a director for the Issuer. Mr. Donovan’s address is 33 Mary Willet Ct. Harwich, MA 02645.

4.
Bruce M. Kramer is a United States citizen. Mr. Kramer’s primary occupation is an engineer for the National Science Foundation, whose primary business address is 2415 Eisenhower Avenue, Alexandria, VA 22314. Mr. Kramer’s address is 2664 Marcey Road, Arlington, VA 22207. Mr. Kramer is the husband of Elizabeth T. Folsom and shares the same household. Mr. Kramer is the brother of Peter R. Kramer. Mr. Kramer does not share a household with Peter R. Kramer.

5.
Elizabeth T. Folsom is a United States citizen. Ms. Folsom’s primary occupation is a homemaker. Ms. Folsom’s address is 2664 Marcey Road, Arlington, VA 22207. Ms. Folsom is the wife of Bruce M. Kramer and shares the same household.

6.
Terry Manning is a United States citizen. Mr. Manning is retired. Mr. Manning’s address is 333 Brush Hill Road, Unit B2, Milton, MA 02186. Mr. Manning is the brother of Frank B. Manning and the uncle of Rebecca Manning. Mr. Manning is not a member of the same household as either Rebecca Manning or Frank B. Manning.

7.
Rebecca Manning is a United States citizen. Ms. Manning’s primary occupation is a graduate student. Ms. Manning’s address is 400 West 113th Street, Apartment 522, New York, NY 10025. Ms. Manning is the daughter of Frank B. Manning and the niece of Terry Manning. Ms. Manning is not a member of the same household as either Frank B. Manning or Terry Manning.

During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Considerations

All shares of Common Stock beneficially held by the Reporting Persons were obtained in the spin-off of the Issuer from Zoom Technologies, Inc., purchased with their own respective personal funds, or awarded via equity incentive awards.

Item 4.
Purpose of Transaction

Each of the Reporting Persons have discussed with one or more other Reporting Persons the possible sale of shares of Common Stock they each beneficially own, including shares issuable upon exercise of stock options, to one or more of Jeremy P. Hitchcock or certain of his affiliates (the “Prospective Purchasers”). After preliminary discussions with Mr. Hitchcock, the Reporting Persons have each individually decided to pursue the possibility of such a sale. The parties have not reached agreement on the terms of any such prospective sale, and there can be no assurance that any such transaction will be effected.

Mr. Hitchcock and certain of his affiliates have separately reported that they have disclosed their possible stock purchase to the Issuer’s Board and requested that the Issuer’s Board of Directors (the “Board”) consider and advise Mr. Hitchcock whether the Issuer has an interest in acquiring the offered shares. In connection therewith, Mr. Hitchcock further reported that while the Prospective Purchasers await the Board’s response to that request, he reserves the right for one or more of the Prospective Purchasers to proceed with discussions with the Reporting Persons and any transaction resulting therefrom at any time. Mr. Hitchcock also reported that if the transaction is completed, he anticipates that Frank B. Manning, Peter R. Kramer and Joseph Donovan may resign from the Issuer’s Board. This issue is also a matter that is subject to ongoing negotiation.

While the members of the Reporting Persons are currently cooperating in pursuing discussions regarding the possible sale of their shares, there are no agreements or understandings among members of the Reporting Persons regarding their voting, ownership or disposition of the shares of Common Stock. Each Reporting Person may terminate such cooperation, or participating in discussions with the Prospective Purchasers, at any time. However, by virtue of their current cooperation, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act. In addition, each Reporting Person expressly disclaims beneficial ownership of shares of Common Stock held by any other Reporting Person.

Each Reporting Person may further acquire, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as such Reporting Person may deem advisable to benefit from, among other things, (a) changes in the market prices of the shares of Common Stock; (b) changes in the Issuer’s operations, business strategy or prospects; or (c) from the change of control, sale or merger of the Issuer. To evaluate such alternatives, each Reporting Person may monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with each Reporting Person’s investment and evaluation criteria, each Reporting Person may discuss such matters with each other, the management or the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, a Reporting Person (a) modifying such Reporting Person’s ownership of the Common Stock; (b) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (c) proposing changes in the Issuer’s operations, governance or capitalization; (d) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (e) pursuing one or more of the other actions described in this Item 4.

In addition to the information disclosed herein, each Reporting Person reserves the right to (a) formulate other plans and proposals; (b) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in this Item 4; and (c) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. Each Reporting Person may at any time reconsider and change such Reporting Person’s plans or proposals relating to the foregoing.

Additionally, Frank B. Manning, Joseph Donovan and Peter R. Kramer serve as members of the Board of the Issuer.

Item 5.
Interest in Securities of the Issuer

(a)
As of the date hereof:

(1)
Frank B. Manning beneficially owns directly 2,228,273 shares of Common Stock, including 7,500 shares issuable upon the exercise of stock options, representing 9.3% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 13, 2020 (the “Form 10-Q”), plus 7,500 shares of Common Stock issuable upon the conversion of stock options held by Mr. Manning.

(2)
Peter R. Kramer beneficially owns directly 503,339 shares of Common Stock, including 75,000 shares issuable upon the exercise of stock options, representing 2.1% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC, plus 75,000 shares of Common Stock issuable upon the conversion of stock options held by Mr. Kramer.

(3)
Joseph Donovan beneficially owns directly 157,500 shares of Common Stock, including 75,000 shares issuable upon the exercise of stock options, representing 0.7% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC, plus 75,000 shares of Common Stock issuable upon the conversion of stock options held by Mr. Donovan.

(4)
Bruce M. Kramer may beneficially own 400,735 shares of Common Stock, representing 1.7% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC. Of the 390,395 shares of Common Stock that Mr. Kramer may beneficially own: (i) 152,978 shares are held directly by Mr. Kramer, (ii) 227,537 shares are held by the Bruce M. Kramer Living Trust U/A dated 7/31/1996, of which Mr. Kramer is the sole trustee, (iii) 220 shares are held by the Patricia Joffee Living Trust U/A dated 6/20/1996, of which Mr. Kramer is the sole trustee, and (iv) 20,000 shares are held directly by Mr. Kramer’s wife, Elizabeth T. Folsom. Mr. Kramer disclaims beneficial ownership of the Common Stock held by Ms. Folsom, which are not directly owned or controlled by Mr. Kramer.

(5)
Elizabeth T. Folsom may beneficially own 400,735 shares of Common Stock, representing 1.7% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC. Of the 390,395 shares of Common Stock that Ms. Folsom may beneficially own: (i) 20,000 shares are held directly by Ms. Folsom, (ii) 152,978 shares are held directly by Ms. Folsom’s husband, Bruce M. Kramer, (iii) 227,537 shares are held by the Bruce M. Kramer Living Trust U/A dated 7/31/1996, of which Mr. Kramer is the sole trustee, and (iv) 220 shares are held by the Patricia Joffee Living Trust U/A dated 6/20/1996, of which Mr. Kramer is the sole trustee. Ms. Folsom disclaims beneficial ownership of the Common Stock held by Mr. Kramer directly or on behalf of either the Bruce M. Kramer Living Trust U/A dated 7/31/1996 or the Patricia Joffee Living Trust U/A dated 6/20/1996, which are not directly owned or controlled by Ms. Folsom.

(6)
Terry Manning beneficially owns directly 180,000 shares of Common Stock, representing 0.8% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

(7)
Rebecca Manning beneficially owns directly 120,673 shares of Common Stock, representing 0.5% of the Issuer’s Common Stock, based on 23,891,142 shares of Common Stock outstanding as of August 12, 2020, as reported in the Form 10-Q filed by the Issuer with the SEC.

(b)
As of the date hereof, each of the Reporting Persons has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares beneficially owned directly by such Reporting Person.

(c)
None of the Reporting Persons have engaged in any transactions in the Common Stock in the last 60 days.

(d)
Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e)
Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Frank B. Manning and Bruce M. Kramer are party to a Stock Purchase Agreement between the Issuer and certain listed investors dated May 26, 2020 (the “Stock Purchase Agreement”), pursuant to which Mr. Manning and Mr. Kramer are subject to a six-month lock-up period (subject to certain permitted exceptions, including a Private Transaction as defined therein) and have certain registration rights regarding the Common Stock.

The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Stock Purchase Agreement, which is filed as Exhibit 2 herewith and is incorporated herein by reference.

Item 7.
Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description

1.
Joint Filing Agreement dated September 25, 2020, by and among Frank B. Manning, Peter R. Kramer, Joseph Donovan, Bruce M. Kramer, Terry Manning, Rebecca Manning, and Elizabeth T. Folsom.

2.
Stock Purchase Agreement dated May 26, 2020 between Zoom Telephonics, Inc. and certain listed investors (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 27, 2020).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

/s/ Frank B. Manning
Frank B. Manning

/s/ Peter R. Kramer
Peter R. Kramer

/s/ Joseph Donovan
Joseph Donovan

/s/ Bruce M. Kramer
Bruce M. Kramer

/s/ Terry Manning
Terry Manning
/s/ Rebecca Manning
Rebecca Manning
/s/ Elizabeth T. Folsom
Elizabeth T. Folsom

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Zoom Telephonics, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Schedule 13D.

Dated: September 25, 2020

/s/ Frank B. Manning
Frank B. Manning

/s/ Peter R. Kramer
Peter R. Kramer

/s/ Joseph Donovan
Joseph Donovan

/s/ Bruce M. Kramer
Bruce M. Kramer

/s/ Terry Manning
Terry Manning
/s/ Rebecca Manning
Rebecca Manning
/s/ Elizabeth T. Folsom